# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chime Financial, Inc., CIK 0001795586
CUSIP: 16935C109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002061219

## Reporting persons
- Ryan A. King: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,268,343; shared voting power 15,258,119; sole dispositive power 3,268,343; shared dispositive power 15,214,269; aggregate amount beneficially owned 18,526,462 (5.19% of the class)

## Item 1. Issuer
Name of issuer: Chime Financial, Inc.
Address of issuer's principal executive offices: 101 California Street, Suite 500 San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing: Ryan A. King
Address of principal business office or, if none, residence:
c/o Chime Financial, Inc.
101 California Street, Suite 500
San Francisco, CA 94111
Citizenship: Ryan A. King is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, consists of (i) 12,183,739 shares of Class B Common Stock held by the King Family Trust, for which Mr. King serves as attorney-in-fact, (ii) 900,000 shares of Class B Common Stock held by King Irrevocable Trust A, for which Mr. King serves as attorney-in-fact, (iii) 900,000 shares of Class B Common Stock held by King Irrevocable Trust M, for which Mr. King serves as attorney-in-fact, (iv) 303,930 shares of Class B Common Stock held by Peninsula Living Trust, for which Mr. King serves as attorney-in-fact, (v) 225,000 shares of Class B Common Stock held by King Grantor Trust MV, for which Mr. King serves as attorney-in-fact, (vi) 87,700 shares of Class B Common Stock held by King Gift Trust AK, for which Mr. King serves as attorney-in-fact, (vii) 87,700 shares of Class B Common Stock held by King Gift Trust AV, for which Mr. King serves as attorney-in-fact, (viii) 87,700 shares of Class B Common Stock held by King Gift Trust CV, for which Mr. King serves as attorney-in-fact, (ix) 87,700 shares of Class B Common Stock held by King Gift Trust EK, for which Mr. King serves as attorney-in-fact, (x) 87,700 shares of Class B Common Stock held by King Gift Trust LK, for which Mr. King serves as attorney-in-fact, (xi) 87,700 shares of Class B Common Stock held by King Gift Trust MK, for which Mr. King serves as attorney-in-fact, (xii) 87,700 shares of Class B Common Stock held by King Gift Trust NV, for which Mr. King serves as attorney-in-fact, (xiii) 87,700 shares of Class B Common Stock held by King Gift Trust SK, for which Mr. King serves as attorney-in-fact, (xiv) 43,850 shares of Class B Common Stock held by Maureen Vergara, (xv) 7,491 shares of Class A Common Stock and 14,408 shares of Class B Common Stock held by Mr. King, (xvi) 3,234,777 shares of Class A Common Stock, convertible into Class B Common Stock, subject to stock options exercisable within 60 days of June 30, 2025, and (xvii) 11,667 shares of Class A Common Stock, convertible into Class B Common Stock, subject to restricted stock units scheduled to vest within 60 days of June 30, 2025.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
Percent of class:
5.19%

The ownership percentage above is calculated based on 338,594,524 shares of Class A Common Stock outstanding as of June 30, 2025, as confirmed to Mr. King by the Issuer, which number includes shares of Class A Common Stock, subject to stock options and restricted stock units, beneficially held by Mr. King and exercisable or scheduled to vest, as applicable, within 60 days of June 30, 2025, plus the assumed conversion of 15,280,018 shares of Class B Common Stock deemed beneficially owned by Mr. King, as described herein, into shares of Class A Common Stock.
Sole power to vote or to direct the vote: 3,268,343 shares
Shared power to vote or to direct the vote: 15,258,119 shares
Sole power to dispose or to direct the disposition: 3,268,343 shares
Shared power to dispose or to direct the disposition: 15,214,269 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ryan A. King: /s/ Ryan A. King, Co-Founder (08/14/2025)